1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2006

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated February 24, 2006	4

1.2	Press Release dated February 24, 2006

FORWARD-LOOKING STATEMENTS

The Announcement and Press Release of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No. 000-50631) as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: February 24, 2006	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

ANNOUNCEMENT

The board of directors (the “Board”) of TOM Online Inc. (the “Company”) hereby announces that a meeting of the Board will be held at the Board Room, 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong on Friday, 17 March 2006 at 9:30 a.m. for the following purposes:-

1.	To consider and approve the audited final results of the Company and its subsidiaries for the year ended 31 December 2005 and approve the draft announcement in respect of the final results to be published on the GEM website and the website of the Company;

2.	To consider the payment of a final dividend, if any;

3.	To consider the closure of the Register of Members, if necessary;

4.	To consider the time and venue of the forthcoming annual general meeting of the members of the Company; and

5.	To transact any other business.

By Order of the Board
TOM ONLINE INC.
Angela Mak
Company Secretary

Hong Kong, 24 February 2006

1

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss		Dr. Lo Ka Shui
Ms. Elaine Feng	Alternate Director:
Mr. Fan Tai	Mrs. Susan Chow
Mr. Wu Yun	(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

2

Exhibit 1.2

TOM Online to Report Fourth Quarter and Fiscal 2005 Results on March 17

(Beijing, February 24, 2006) TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282), a leading wireless Internet company in China, will announce its financial results for the fourth quarter and full year ended December 31st, 2005 after Hong Kong market hours on Friday, March 17th, 2006, corresponding with Friday morning, March 17th in US time zones.

A press conference will be held at Chief Executive Suites 2 - 3, Grand Hyatt Hotel, 1 Harbour Road, Hong Kong at 4:00 PM Hong Kong time (or 3:00 AM EST) on March 17th, followed by an investor conference at 5:30 PM Hong Kong time.

Following the announcement, TOM Online’s management will hold an investor conference call at 8:00 PM Hong Kong time (7:00 AM EST) on that day to present an overview of the company’s financial performance and business operations during the period.

The dial-in numbers for the call are:

Australia: 1-800-750-079; China A (China Netcom subscribers): 10800-852-0823; China B (China Telecom subscribers): 10800-152-0823; Hong Kong: +852-2258-4002; India: 000-800-852-1133; Singapore: 800-852-3412; United Kingdom: 0800-096-7428; USA: 877-542-7993.

Password: TOM Online.

The conference call will be webcast live and archived on http://ir.tom.com. An audio replay of the call can also be accessed by dialing +852-2802-5151; passcode: 759560. The audio replay of the conference call will be kept for seven days.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographics, the company’s primary business activities include wireless value-added services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless IVR (interactive voice response) services, content channels, search and classified information, and free and fee-based advanced email. As at September 30th, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet segment.

For enquiries:

Rico Ngai

Investor and Corporate Communications

TOM Online Inc.

Tel: +86 (10) 6528-3399 ext 6940

Mobile: +86 139-118-95354

E-mail: rngai@tomonline-inc.com

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com